Exhibit 3.5

OBLIGATION EXTENSION AGREEMENT

This OBLIGATION EXTENSION AGREEMENT, (hereinafter referred to as “Extension Agreement,”) is entered into as of February 15, 2022, by and between Silicon Beach LLC, a Nevada Limited Liability Company, (hereinafter called “Lenders”) and ECGI Holdings Inc, a Nevada corporation (hereinafter called “ECGI”).

WHEREAS, Lender and ECGI desire to enter into this Extension Agreement in order (i) to confirm the amount that is due and payable, (ii) to extend the due date of the Promissory Note to September 1, 2022.

NOW, THEREFORE, Lender and ECGI hereby agree as follows

1.	The maturity date of the obligation is extended to September 1, 2022.

2.	The amount due to Lender by ECGI under this Promissory Note is the sum of $22,511 as at December 31, 2021, plus accrued interest thereon in accordance with the terms and conditions of said Promissory Note.

3.	The unpaid principal of the obligation of$ 22,511 bears interest from December 31, 2021 at the interest rate of five (5%) percent per annum.

4.	Interest together with the principal due shall be paid on September 1, 2022.

IN WITNESS WHEREOF, Lender and ECGI have executed this Extension Agreement effective as of February 15, 2022.

SILICON BEACH LLC		ECGI HOLDINGS INC.

By:	/s/ Adam Sexton	By:	/s/ William Chung
Name:	Adam Sexton	Name:	William Chung
Title:	Duly Authorized	President and Chief Executive Officer